FC Global Realty Incorporated

2300 Computer Drive, Building G

Willow Grove, PA 19090

March 18, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn:   Ms. Jennifer Gowetski

Division of Corporation Finance

Office of Real Estate and Commodities

Re:     FC Global Realty Incorporated

Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-228304)

Dear Ms. Gowetski:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FC Global Realty Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (File No. 333-228304), initially filed with the Commission on November 9, 2018, as thereafter amended, together with all exhibits thereto (the “Registration Statement”).

The staff of the Commission was furloughed due to the U.S. Federal Government’s recent shutdown, which had the result that, among other things, the review and expected timing for the Registration Statement was delayed to the extent that the transaction contemplated in the Registration Statement requires additional amendments to the Registration Statement. The Registrant is requesting withdrawal of the Registration Statement because the timing for the consummation of the proposed transaction is not certain and the Registrant has restructured the transaction in a manner allowing for the issuance of the securities under an exemption such that registration is not required at this time.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it intends to undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send the written order granting withdrawal of the Registration Statement to the undersigned at FC Global Realty Incorporated, 2300 Computer Drive, Building G, Willow Grove, PA 19090, facsimile number (215) 657-5161, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (215) 619-3600 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888.

Sincerely,

FC Global Realty Incorporated

By:	/s/ Michael R. Stewart
Michael R. Stewart
Chief Executive Officer

cc:        Louis A. Bevilacqua, Esq.